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                                                                     Exhibit 99

July 23, 2002

TO: THE SECURITIES AND EXCHANGE COMMISSION

   NTT DoCoMo, Inc. ("NTT DoCoMo") is a majority owned subsidiary of Nippon Telegraph and Telephone Corporation. NTT DoCoMo's independent public accountant is Asahi & Co., a member firm of Andersen Worldwide SC, which uses the trade name "Arthur Andersen". In connection with its audit of the consolidated financial statements of NTT DoCoMo for the year ended March 31, 2002, Asahi & Co. has represented to Nippon Telegraph and Telephone Corporation that its audit was subject to the firm's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Asahi & Co. personnel working on the audit, availability of U.S. national office consultation, and availability of personnel at foreign affiliates of Asahi & Co. to conduct the relevant portions of the audit.

Nippon Telegraph and Telephone Corporation

By:

/s/  Arata Hayashi

Arata Hayashi
General Manager
Department IV